UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 21 April 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

281 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

21 April 2015

NOVOGEN CONDUCTS PRIVATE PLACEMENT AND ANNOUNCES RIGHTS OFFERING TO SHAREHOLDERS

•    A$15.5M private placement to US institutional investors

•    Rights Offering to be available for eligible shareholders

•    Raising to fund significant growth plans

21 April 2015, Sydney, Australia: Novogen Limited (ASX:NRT; NASDAQ:NVGN) (“Company” or “Novogen”), an Australian/US biotechnology company, advises that it has entered into definitive agreements today to issue approximately 51 million fully-paid ordinary shares plus one attaching 6-month option and half of one attaching 5-year option for every ordinary share issued, to institutional investors in the United States in a private placement for aggregate gross proceeds of approximately AU$15,500,000 (“Placement”). The closing of the Placement is expected to occur on or about 24 April 2015 and is subject to satisfaction of customary closing conditions. The issue of the attaching options under the Placement is subject to shareholder approval.

HC Wainwright & Co. is the exclusive placement agent for the Placement.

To provide an opportunity for existing shareholders of the Company to participate at the same price, the Company will be undertaking a 1 for 6 non-renounceable rights issue offering of fully-paid ordinary shares to raise up to a maximum of approximately A$15,000,000 (“Rights Issue”). Participants will also receive, for no additional cash consideration, one 6-month option and half of one 5-year option for every one share issued under the Rights Issue. The Rights Issue will be open to eligible shareholders who hold shares as at 5.00pm (AEST) on Friday 1 May 2015 (“Record Date”). The Rights Issue is expected to close at 5.00pm (AEST) on 29 May 2015. Eligible shareholders will be invited to apply for additional shares together with attaching options in excess of their entitlement. The directors have reserved the right to place any shortfall within 3 months of close of the Rights Issue.

Lodge Partners Pty Ltd (http://www.lodgepartners.com.au/) and HC Wainwright & Co. will co-manage the placement of any shortfall in the Rights Issue.

Under the terms of the Placement and the Rights Issue, the Company proposes to raise up to AU$30,500,000 through the issue of an aggregate of up to approximately 98.7 million fully-paid ordinary shares at a price of AU$0.30 each, comprising approximately 51 million shares under the Placement and up to approximately 47 million shares under the Rights Issue.

The AU$0.30 issue price represents a 10% discount to the 5-day VWAP leading up to Friday 17 April 2015.

The Company has also in aggregate agreed to grant to the investors under both the Placement and the Rights Issue, for no additional cash consideration:

-   6-month options to purchase up to an aggregate of approximately 98 million ordinary shares at an exercise price of A$0.30 per option; and

-	5-year options to purchase up to an aggregate of approximately 49 million ordinary shares at an exercise price of A$0.40 per option.

Issuance of the options under the Placement is subject to Novogen receiving shareholder approval at a general meeting, which is expected to be held in June 2015. The issuance of the options under the Rights Issue will not require shareholder approval. The exercise price of the options will be subject to future adjustment for various events required under ASX Listing Rules, such as stock splits.

The securities offered and sold in the Placement have not been registered under the Securities Act of 1933, as amended, or any United States state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws. The Company has agreed to cause the registration in the United States of ADRs representing the ordinary shares purchased by the United States investors and the shares underlying the options for resale in the United States.

The Company intends to use the proceeds of the Placement and the Rights Issue for ongoing and future research programs into the development of the Company’s drug pipeline and for working capital purposes.

Notices containing further details in relation to the Rights Issue, including the proposed timetable, will be sent to shareholders and optionholders of Novogen shortly. A copy of those notices will also be made available on the ASX website at asx.com.au under the code “NRT” and the Company’s website at www.novogen.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction.

Graham Kelly, Novogen Group CEO, said, “The Company is about to enter a significant growth phase. The last two years have been about laying the groundwork with our two technology platforms. That work has brought us now to a position of being in a position to exploit the considerable opportunities that those two proprietary drug technology platforms offer.”

“We have identified 3 needs for funding. The first is to provide a runway for our 3 lead oncology candidate drugs to put them in a position (Phase 1b/2a, Phase 0) where we might expect to see objective evidence of clinical benefit.”

“The second need is to build on the highly promising data we are seeing with both technology platforms in a range of non-oncology fields. Five such programs are underway, each with the potential to develop into major new areas of therapeutic opportunity.”

“The third need is to retain our independence in order to maximize shareholder value. Novogen has the opportunity to grow quickly into a significant drug discovery company. The further we take that opportunity as an independent company, the greater the shareholder value. I believe that the Company has the intellectual property and the management expertise to achieve its goal of becoming a major player in the international biotechnology sector, and the fund-raising that we have announced today is key to that,” Kelly added.

About Novogen Limited

Novogen is a public, Australian-US drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, but with particular activity against the cancer stem (tumor-initiating) cell.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubule drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises two SBP drug candidates (TRXE-002, TRXE-009) and one ATM drug candidate (Anisina).

Further information is available on our website www.novogen.com

For more information please contact:

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Forward Looking Statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.